EXHIBIT 99.4

INFOSYS TECHNOLOGIES
Q2 RESULTS CONFERENCE CALL
2:00 PM IST, OCTOBER 10, 2003

Moderator: Good afternoon Ladies and Gentlemen. I am Prathiba, the moderator for this conference. Welcome to the Infosys Q2 results conference call. For the duration of the presentation all participants’ lines will be in the listen-only mode. After the presentation, the question-answer session will be conducted for international participants connected to SingTel and after that the question-answer session will be conducted for participants in India. I would now like to hand over to the Infosys management. Thank you and over to Infosys.

Krishnan: Thank you Prathiba. Good afternoon and thank you all for joining us today to discuss the results for the second quarter of fiscal year 2003-2004. I am Krishnan, and I am a member of the investor relations team in Bangalore. Joining me in this conference room in Bangalore, India is CEO and president Mr. Nandan Nilekani, CEO, Mr. Kris Gopalakrishnan, and CFO Mr. Mohandas Pai and other members of the senior management team. We will start with a brief statement on the performance of the company during the quarter and the outlook for the future, after which, we will open up the discussion for questions and answers. Before I hand over to Mr. Nandan Nilekani, I would like to inform all of you of the Safe Harbor. Anything we say that refers to our outlook for the future is a forward-looking statement and must be read in conjunction with the risks that the company faces. A full statement and explanation of these risks is with our filings with SEC, which may be found on www.sec.gov. I would like to remind all of you that this earnings call is being web cast live and is also being recorded. I would now like to hand over to Mr. Nandan Nilekani, president and CEO of Infosys Technologies.

Nandan: Thank you Krishnan and I would like to welcome all of you to this earnings call. Infosys has increased its guidance for the financial year 04 and we now expect revenues to exceed $1 billion for the year. We have declared an interim dividend of 290%. We believe growth continues to be strong as the offshore model becomes mainstream, and Infosys as a market leader is at the point of these opportunities that are coming down the pipe. Our total income for the quarter was at Rs. 1134 crores, which is an increase of 29% over the comparable quarter for the previous financial year, and net profits for this quarter are Rs. 300 crores, which is an increase of 32.9% over comparable net profits, and we have given guidance on a consolidated basis for Infosys for next quarter at Rs. 1171 crores and earnings per share between 45.5 to 45.6 as compared to earnings per share of 45.3 in this current quarter. As I said, growth continues to be strong, pricing is showing signs of stability and we have added several new customers. This quarter we have added 29 new customers and this also has been a big quarter in terms of employee additions, we have the highest number of net additions of 2025. Now, to give you further details of the operational performance, I will request my colleague Kris Gopalakrishnan to go through the details.

Kris: Thanks Nandan. Utilization including trainees is 74.3 versus 77.3 last quarter, so even though excluding trainees, it has remained same at around 83.8, including trainees you know there has been a dip, which means that we have sufficient number of people in the pipeline. We have added 2025 net employees this quarter and quite a few people are undergoing training with Infosys. There has been a shift to offshore — the offshore percentage has gone up from 65.6 to 67.4, which is 1.8% increase, and the revenue from offshore has increased from 43.8 to 45.9, so we, you know, our initiatives in shifting work offshore is working. This is also showing that offshore outsourcing is becoming mainstream because clients are more inclined to now move work offshore. The number of million dollar clients, the number of 5 million dollar clients, the number of 20, 30 million dollar clients, all these numbers have gone up. Our repeat business continues to be high at 95%, which again shows that the clients have confidence in Infosys. The client acquisitions have been 29 this quarter, more importantly we feel that we have a few clients at least who can become strategic and long term multimillion dollar associations for us. Across the various verticals like retail, banking, financial services, insurance, telecom, we have seen significant client additions. Banking, insurance, financial services sector, and the telecom sector have seen increased business this quarter, so there has been increased...... the percentage of business in these sectors have gone up. Europe has seen some increase. Asia-Pacific has seen some increase from a geographical point of view. With this let me hand over to Mohan.

Mohan: Thank you Kris. We have seen a sequential increase in revenues of 4.9%, billed efforts have grown by 8% in terms of services, and gross profit is up at 48.3%. Gross profit is up basically because of the fact that subcontractor charges came down from 2.5% to 0.7%. So our move to reduce subcontractor has paid off in a big way. SG&A is at 14.9% as against 14.9%. Sales and marketing has come down 7.1, G&A has gone up to 7.8 from 7.5. The reason is that we have increased allocation for accounts receivable to something like 2.5 million dollars, an increase of about 2.1 million dollars, that is about 1% of revenue, that is 0.9% of revenue. If you look at operating profits, operating profits are at 33.4% as against 32.2%. Depreciation amortization is up at 5.5as against 4.10% in the previous quarter. While depreciation has gone up to 4.2% from 3.8%, amortization has increased to 1.3% of revenues. The reason is that we took a charge of 11.70 crores due to revision in the useful life estimate of an intellectual property asset and this has created this kind of a one-time charge. Other income has gone up as you would have seen, other income is at 3.9% as against 3%, out of which exchange differences are at 1.7% as against 0.7%. Our exchange difference has gone up to 18.80 crores from something like about 7.5 crores and the reason for this increase has been the fact that we have had lesser translation losses. Translation loss in the first quarter was 12.51 crores has come down to 5.23 crores. So, the other income increase has led to an increase in tax. Tax has gone up to about 5.3% of revenues from 4.8% of revenues and the 0.5% increase is due to the increase in other income. And, in our projections we have not included any exchange difference because we do not know what the differences could be and tax as a percentage of profit before tax has gone up to 16.7% for the reason that other income has gone up. We do not have any provision for investment, for trade investment, there is a small provision made in the quarter for our investment liquid funds, which is just marking it to market. The key issue is the impact of the appreciating rupee. The rupee appreciation impacted us by about 2.2% this quarter because of the average rate coming down for the rupee to 45.9, going up to 45.94 and the dollar depreciating. The period end rate came down by 1.4% compared to the previous period and that led to the translation loss to a lower of 5.23 crores as against 12.51 crores. So, the impact on revenues due to the appreciation of rupee is 58 crores for this quarter and 31 crores for the first quarter, assuming that the same average rate of last year could be applied for the dollar earnings of this year leading to a total loss of revenue of 90 crores for the first half of this year. So in this quarter, on average basis compared to the whole last year, our revenues have been impacted by 5.1%. Overall, net income is at 26.5% as against 25.7%. We have the opinion that margins have stabilized as can be seen. Per capita revenues have gone up slightly, but that is not a trend to say that it will go up next quarter too, it is just that we feel that pricing is stabilized, margins are stabilized, our strategy of ensuring stability of margins is working despite an appreciating rupee. So our days of sales outstanding is comedown to 50 days from 52 days. This may not be sustainable at 50 days, it could go back to 52-54 the next quarter or days above that, and we have provided as I said for all dues more than 180 days. In terms of cash flow, the total quantum of cash that we have is about 2139 crores compared to 1826 crores the previous quarter. The increase, the cash balances and liquid asset balances by 313.62 crores despite spending 68.85 crores. We have increased our allocation for capital expenditure substantially and we hope to right now 7500 seats are going to be added and they are work in progress. So we should see an uptake in our Capex expenditure going forward. Folks, if you have any questions, we will be most delighted to answer.

Moderator: Thank you very much sir. At this moment, I would like to hand over the proceedings to Ayesha at SingTel to conduct the Q&A for participants there. After this, we will have a Q&A session for India participants. Thank you and over to Ayesha.

Moderator: Thank you Prathibha. We will now begin a Q&A session for participants connected to the SingTel Bridge. Please press *0 or $0 to ask a question. Thank you. The first question is from Ajay Sharma, Citi Group Singapore. Thank you.

Ajay: Yeah, hi, congratulations on excellent numbers. Mohan, can you tell us what is the sort of average rate for your fixed contracts outstanding.

Mohan: Very interesting question Ajay. We have for a purpose of forecast, we have taken 45.4. Today, I think it is 45.39 or something like that, and the forward cover we have up to the extent of 139 million dollars, the average rate is 46.59.

Ajay: Right, Mohan why did provision for bad debts go up so much. What is the reason behind that? Why has the outstanding gone greater than 180 days increase so much in this quarter?

Mohan: No particular reason. It is just that it happened. It happens sometimes every quarter every year. It happened and we have culled part of it already. So there is an allocation that you made for anything more than 180 days, it does not mean that it is bad, it is just that we provide for as a matter of prudence and a part of it is already collected.

Ajay: So, hopefully next quarter we should see a sharp dip there?

Mohan: I cannot comment on whether there will be a sharp dip or whether there will be an increase. We have to take it quarter by quarter. Because you know when you deal with very large corporations, sometime invoices get lost, they do not put it in the system, sometime documentation is not complete, so these things happen once in a while.

Ajay: Right and lastly we have been hearing about some supply constraints in terms of the business is there to take, but sometime you do not have the right sort of people to execute. Is that sort of impacting your volume growth or what are you doing to sort of mitigate that?

Shibulal: Last quarter, we added 2000 plus people. If you look at our utilization, our utilization excluding trainees is about 83+ percentage, but including trainees it has come down this quarter, it is about 74%. The difference you know — that shows the amount of people of who are in training and those are the people whom we have planned for the next coming quarters. We have also said that we will be looking at the recruitment plan of about 3000 people for the next six months. We are a #1 organization, we are, you know, we can attract the best and brightest in India today. So, we do not see a constraint at this point in time.

Ajay: Okay, thank you very much.

Ayesha: Thank you. The next question is from Sandeep from J.P. Morgan, Singapore. Over to you, sir.

Sandeep: Yeah, good afternoon. This is Sandeep Dhingra, J.P. Morgan Singapore. Congratulations for another great quarter. Just a couple of questions, Mohan, just on the FOREX policy, I mean I noticed the amount of you know FOREX contracts outstanding has come down compared to last quarters. Is this, should be read this as a change of view on the rupee you are taking.

Mohan: No particular reason. But you see, we canceled a part of the contracts end of last quarter. We have not rebooked. We got 139 million outstanding. Let us assume that revenues are 250 million dollars. 20% is in a currency apart from the dollar because dollar is about 81%, so we get about 80%, 40% of that is going to be spent in dollars, so we have 40%. 40% of 250 million dollars is about 100 million dollars coming in. If we cover 100 million dollars, we finish one quarter. Essentially, we have a coverage for one quarter in the part of the next quarter. So, we will look at this as we go along, it is just that at this point of time it happens to be 139 and we look at it very seriously on a daily basis.

Sandeep: Just another question on the overall environment, you know what are you seeing in terms of customer behavior, is that changing in any manner and specifically on pricing as well.

Basab Pradhan: Well, on pricing, we are definitely seeing a stabilization of rates in the market. Aside from that customer behavior continues to be one where they are looking to control their cost in IT, looking for strong business cases before they invest in any you know change the business kind of projects. So, you know, general customer behavior not much change between the last quarter and this quarter if you will, but pricing definitely we feel is stabilizing.

Sandeep: Now you are looking at your pricing coming in round the average for new contracts.

Basab Pradhan: Can you please state your question again clearly.

Sandeep: I said is new contract pricing coming in you know higher or lower than current average, any sense on that.

Basab Pradhan: Well, you know our contracts are, the services we offer they are over a wide range. So, I do not think that is a meaningful comparison really.

Mohandas Pai: I think the rates are coming in around the average of what we have. I mean, we have not seen any decline, there could be a slight uptake in the rates, but that is not a trend. It is just a mix of clients that you have for this quarter, the kind of work that you do, but it is about the average of what we have right now.

Sandeep: But, just, you know, in terms of, you know, going into customer budgeting process towards the next quarter, do you expect to see pricing re-negotiations downward or may be even upward, where we stands?

Basab Pradhan: Well, you know, contract re-negotiation is like new contracts. They follow the same kind of, you know, market pricing behavior and as I said pricing is stabilizing. So, we do not expect that to happen.

Sandeep: Okay, thank you.

Ayesha: Thank you. The next question from Ashish Kumar, CFSB, Singapore. Thank you.

Ashish: Thank you. Congratulations on a very good quarter. My first question is, as the management has said and it is quite evident that the demand is quite strong, offshore is becoming mainstream, but it seems that the volume growth for the reported quarter sequentially came down compared to the previous quarter. From your guidance on the assumption that billing rates have stabilized, it seems that you are again forecasting, you know, deceleration in the volume growth. Could you please throw some color on this? That is the first question.

Nandan: The volume growth this quarter is being at a sequential of 8%, but what is important is that you know, Ashish, we have tried to focus on increasing the offshore because we think that is the key long term stuff. So, the offshore volume growth is at 10.9% and the onsite volume growth is only 2.4%. So, I think while volume growth is there, we also have to make sure that we select the right mix and it supports our offshore, etc., and that is what is factored into our guidance.

Mohandas Pai: Ashish, we have said that we will not pursue business at all rates, yes, we made that clear sometime back. And it does not mean that volumes are going to come down, and we are also investing substantially into our business, for example, the retail units, we are investing into the business too. So, you know you see some pricing stability that is what we expect.

Ashish: Yes. Sir, you know, from a shareholder perspective clearly, your company has performed admirably and I am not aware of many companies that are as cost focussed as your company is, and we surely appreciate that, but I do hear a lot of chatter about you know a bit of a disappointment amongst the employees who are an important constituent and you know it quite clearly Accenture is more than willing to offer higher salaries to your employees. #1, what is the attrition rate at project management level and above, and second, you know, what is the management thinking on, you know, reducing satisfaction level in your sort of surveys that you are conducting.

Hema Ravichandran: Our attrition rate as we have mentioned is 9.1%. You know as far as your first part of the question is concerned, I think we had to do over the past 18 months to address essentially the growth issues and create a build to last organization, we had to take certain conscious steps, multiple initiatives in terms of bringing in change programs like the variable pay program, performance differentiation, role based organization, etc. We believe these are very critical and these are significant steps in future proofing the organization and to handle of course the long term challenges for the organization. We are also cognizant that, you know, change is always very painful, and in the short term this pain probably has translated to lower engagements, you know, with employees, which could lead to some amount of dissatisfaction, but we are very tuned in to the feedback from the employees, we have addressed their concerns, we have a strong employee satisfaction and feedback mechanism which we get data with, and we are working strongly with employees with a cross functional team to address all these kind of concerns. Also, over the last six months, if you have looked at this, you know, in April we had a significant increase in compensations for senior and senior middle management. We introduced a very strong variable pay program, which covers company team and individual performance. We introduced a performance-based compensation in July, you know, the fix pay again increases, we brought in increases for overseas direct hires, we have promoted over 2000 employees, we have paid out the company performance incentives. So all of these kinds of steps have also been put in place to address issues with regard to employees.

Ashish: Thank you mam and one just last question, most companies it seems, not necessarily in the service space but in the technology space, do expect rates to continue to go down or average selling price continue to go down, did I understand, you know, Basab correctly when he suggested that when the annual rate re-negotiation starts which perhaps is the fourth quarter, you don’t expect your clients to come back or may be they will ask for but you don’t expect to give them rates lower than the current rate over the next one year, thank you.

Basab Pradhan: On average, yes that is correct.

Ashish: Thanks so much.

Ayesha: Thank you, the next question is from Kamakshi Rao from Japan, Capital International, over to you madam.

Kamakshi Rao: Thank you, this is Kamakshi from Capital International. I have a question on the asset shift from onsite to offshore. Is this as a result of a decline in new project starts or is it as a result of work that was previously being done onsite now shifting offshore?

Shibulal: There is no substantial change in the new project start rate. I think projects are starting. What we have done is couple of things. One is that we have actively looked at moving work offshore that is basically to put some focus on to it, second is that we have gone back to the customers and done an activity analysis and showed to the customers that it is better for them to move some of the work offshore, so some of the activities we re-looked and we re-categorized as those that can be done offshore, and you know, that has resulted in some more offshore work. One also needs to remember that the offshore onsite ratio is different for different services, for example, for maintenance we will be able to get a much bigger offshore than for package implementation. So we have achieved this while our new services are continuing to grow.

Kamakshi Rao: Okay, and based on this analysis of the activity and the service mix, how much more scope is there to move work offshore?

Shibulal: At this point, looking at all the mix and looking at the growth which we are seeing in different services, we believe that we are going to be around this percentage. We don’t see substantial downwards trend at this point. In fact, it will move up or down a little bit quarter to quarter, but it will remain in this range.

Kamakshi Rao: Okay, and the next question for the team as a whole is, if we understand that pricing is stabilizing and from previous calls it appeared that pricing was one of your main worries, what is your next biggest worry now?

Nandan: I think clearly some of the basic points have been made in terms of the resilience of our business model and the fact that even at these lower equilibrium price points we are able to deliver decent margin with adequate offshore content. So I think that point has been made. I think on the macro side there are two things we worry about, one is obviously the appreciating rupee and the fact that every percentage appreciating rupee costs us 0.5% in the operating margin, and while we are able to hedge that on a short term basis with forward contracts, on a secular basis, it is a cause of concern. The second cause of concern is while customer are keen to outsource, they are looking at us in strategic way and so forth, there are still the macro issues of backlash against job loss outsourcing and so forth, which we need to be very cognizant of, which could again translate into customers going back on their decisions or in terms of visa constraints or some kind of public, you known, sort of display of dissatisfaction with this approach. So I think that’s the macro side. On the corporate side, I think really we are focusing on two things, one is we believe that there is growth, but we want quality growth which allows us to be profitable and is not at..., so that is where pricing, you know, sort of gates and all that apply, and therefore we don’t want to take all the business that comes down the road, but only the quality business that gives us the prices that we want, so that’s as far as the growth goes. Another important thing, I think which we are doing and I think its unveiling gradually in the background is the whole focus on differentiation, and we are doing that through our branding exercise, we are doing that through our domain experts, we are doing that with our new services, we are doing that with our solutions approach, we are doing that with our business units that are restructured along vertical lines, we are doing that with new services like testing and so forth. So I think differentiation and combining differentiation with good quality growth are the sort of company level challenges.

Kamakshi Rao: Okay, thank you, and my last question is on your announcement to open a center to serve the Chinese market. What are your expectations of this market and what is the time frame when you expect this to give fruit?

Srinath: As we have announced, we are making an investment of USD $5 million and setting up a center of capacity of 200 people. As we had explained earlier the strategy is to exploit and deliver for the markets in China in the region. Based on these investments and this expansion and our experience, we have plan to grow further and see how the market grows there.

Kamakshi Rao: Thanks a lot.

Ayesha: Thank you and I announce over, I am sorry, I hand over to Pratibha. Over to you maa’m.

Pratibha: Thank you Ayesha. We will now begin the Q&A interactive session for India participants. Participants who wish to ask questions, please press *1 on your touchtone enabled telephone keypad. On pressing *1, participants will get a chance to present their questions on a first in line basis. Participants are requested to restrict to one question in the initial round of Q&A session. We may come back for followup questions. Participants who wish to ask questions may please press *1 now.

First in line, we have Mr. Dange from CLSA.

Anirudh Dange: Yeah hi, this is Anirudh Dange from CLSA. Just on the attrition side, your attrition is 9.1%, but could you get the attrition figure for the quarter itself, because it is I think trailing 12 months.

Hema: Sorry, this is Hema here.

Anirudh Dange: Yeah.

Hema: 9.1 is the quarterly number on the last 12 months basis.

Anirudh Dange: So could we get the quarter, because earlier you used to give quarterly annualized.

Hema: Yeah, we have lost 570 people.

Anirudh Dange: 570 people, and just one small question on margins, basically it is good to know that margins have stabilized, just this is the questions for Basab, I mean when we sit across the table for negotiations, the client is obviously aware about the margins of all the players in India and all the players are at a significantly lower margin, so do you not face some cause in terms of how can the rates be so high, given that your margins are the highest in the sector.

Basab Pradhan: Well, you know, our margins are higher because of several reasons, not just because of our rates, but really our clients and prospects they look at value and they compare that with the price they are paying, and they look at in the pre-sale process they have ways of assessing the value they can get from our competition and from us, and if they feel that it is worth their while to pay us the premium, they are happy to pay it, and you know it is a market, so it is not like we can convince 100% of them, but we do manage to convince enough of them to continue to grow and stay in business.

Anirudh Dange: Okay, okay thanks.

Moderator: Thank you very much sir. Next in line we have Mr. Chetan Shah from Quantum.

Chetan Shah: Hello, sir this is regarding the service offerings, if you look at the maintenance has been increasing very sharply, but development as well as package implementation is more or less stagnant. So what will be the implication of this on the margins as well as what will be the trend in the future?

Shibulal: Actually even on the maintenance side if you look at the last LTM it has not really changed much, you know, these services were up and down a little bit, quarter to quarter, if you look at the LPM for September 2003 and 2002, 2002 was 29.3% and 2003 is 28.3%. So in a sense the LPM level the maintenance has come down. It is true that you know customers are looking for value for development work, and discretionary spend on development is low right now compared with what it was sometime back.

Chetan Shah: And what about the spending on package implementation sir?

Shibulal: Package implementation has shown, in absolute terms, some growth this quarter. We are seeing good traction for the package implementation; what we are seeing is that while the license revenue is coming down, organization are moving their shelf ware into an implementation stage and they tend to choose players like us who can do it at a much different productivity level compared with other players.

Chetan Shah: Okay, thank you sir.

Moderator: Thank you very much sir. Coming up next is a question from Mr. Rahul Dhruv of Citi Group.

Rahul Dhruv: Yeah, hi good afternoon, congratulations on a great set of numbers. I had one small concern and that was the point which was raised earlier also which is on the volume growth, which is on a sequential basis the lowest that we have seen in the last six quarters and even actually if you look at the number of man-months billed, is around 2800 odd additional man-months billed during the quarter are also lower than the previous quarter. Does this really mean a change in strategy and now that you mentioned that, you know, you are looking at quality business or quality growth, and how do you see the trend going forward, do you really see pricing stabilizing at the same time volume growth, I mean lower than what it was in the past?

Kris Gopalakrishnan: See there has been a shift from onsite to offshore which is what we said, so if you look at offshore the volume growth has been 10.8%, we have from a trend prospective we are seeing that there is much more interest in offshore, there is much more interest in doing business with Infosys, India, leveraging this model, and things like that, and the growth kind of proves the point. Also may be you know there is a factor which is the base also, we have billed a large number of people, 10% on a slightly larger base also, we will look into this.

Rahul Dhruv: Okay fine, you know, my point was, I mean base is perfect, the absolute number itself cannot be lower than previous quarter right, that is what my question was. Any ways my second question was on billing rates, you know, actually on CNBC I heard you had mentioned that you are assuming stable billing rates for the guidance going forward?

Kris Gopalakrishnan: Yes.

Rahul Dhruv: And what would be the reason for pricing actually moving up, I mean, given the fact that you know we have just gone through re-negotiations and clients have actually signed up at lower rates and you know that business is ramping up, so ideally the rates should be going down; plus your products and consulting business have actually shrunk, not shrunk in absolute number, but in percentage terms, so what could be the reason for the billing rates to go up.

Mohandas Pai: Rahul what we are saying about billing rates is that it will be in a narrow band at around this range, you know, if it comes down by half a percent next quarter or goes up by half a percent next quarter, I don’t think it should be a cause for surprise, because you know it is a very dynamic thing, it is not something that like a quadratic equation, so it will vary in a narrow band that is what we are saying as far as pricing goes, and as far the question about other constituents coming down or up which are adding higher value, we have seen an improvement in fixed price productivity, we have seen an improvement in fixed price productivity, there has been a lot of work done in that to improve the productivity and there is some small benefit, so there is an uptake in fixed price productivity. Also the variation in across the revenue stream have been not very significant, because you will find the package implementation has come down slightly, it does not mean that it has got a great impact nor does the consulting coming down slightly has a great impact, testing has gone up and testing is at fairly good rate. So overall in that entire basket there is not much of movement.

Rahul Dhruv: Sure, thank you very much.

Shibulal: See, I was just going to add that, our testing is actually what we categorize is testing is independent validation, which gives us reasonable rates.

Rahul Dhruv: Right, so my only question you know what I was trying to get over here is are we playing this balance of volume versus price where in you know you are trying to be selective on business, the type of business which can only be coming at higher price and because of which are we going to see lower volume growth than what we have seen in the past that is what my basic question was.

Okay, thank you.

Moderator: Thank you very much.

Basab Pradhan: Let me just take a shot at answering the question if I have understood it correctly. We are not going to be more selective in the business we accept causing volume drops, we have been selective about the business to accept and the rates that we accepted at, but our drive is also to take our revenue productivity rates higher through the process of value addition both in terms of the kind of people we have, the capability in their training development and also how we create solutions that add value to our clients. So it is not a simple matter of you know picking the most profitable and leaving out the least profitable that is not really our strategy.

Moderator: Thank you very much sir. Participants are requested to restrict to one question in the initial round of Q&A session. Our next question comes from Mr. Anantnarayan, Morgan Stanley.

Anantnarayan: Yeah, hello good afternoon everyone. My question was on the G&A cost size, these have been controlled quite a bit over the past few quarters, the small rise this quarter not withstanding, now how sustainable are these levels and are there any issues in the G&A category that could lead to lower employee morale?

Mohandas Pai: No Anant, because G&A has many components but nothing that has a direct impact on employee morale, because there is something called staff welfare and the staff welfare goes as cost of revenues. Also within G&A what has gone up is the provision for bad and doubtful debts, it has gone up to 0.9% from 0.2% or thereabouts last quarter, and that is why you see a slight uptake there and if you even that out there has not been any great uptake.

Anantnarayan: Okay, just going to be shameless and ask one more question, this is on the cash balance, now while pay out is probably among the highest in the sector it has dipped a bit from last years levels, so does it signal that there is no change in the company’s stance on wanting to retain significant cash balance.

Mohandas Pai: The company’s policy at this point of time has been to pay dividends not more than 20% of the post tax profits, and I think that the dividends that they are paying is about 9% is about out of a forecast, so if you look at that on a sustainable basis I think we are well within this limits.

Anantnarayan: So it is more than 20% of your profits.

Mohandas Pai: Yes, 20% of our post tax profits. That is the company’s norm for last many years. A pay out not more than.

Anantnarayan: Okay, thanks a lot.

Moderator: Thank you very much sir. We have our next question from Mr. Chellappa of Franklin Templeton.

Chellappa: Hello, good afternoon. This is Chellappa from Franklin Templeton. See, since appreciating rupee is a matter of concern for the company, would it make sense to designate contracts and billings rates in rupees, at least in respect of contracts where substantial work is done offshore?

Mohandas Pai: Chellappa, one of the things is that the customer should agree. Remember we deal with global customers — Global 100, Global 200 customers, and they have their own billing cycles. There are multi-multi billion dollar customers. Our business with them is smaller compared to their huge business. They operate globally, so they would like to sign a contract in their functional currency, and for a large number of them functional currency is either the dollar or the pound, or whatever it is. They don’t want to sign with any unconventional currency, which is not really traded across the world. So, there is an issue there. But having said that dollar is about 81% of our revenues and 20% are in other currencies. We have seen other currencies appreciate, the dollar depreciate, the rupee appreciates. So, there is a counter weight to the extent of 20% already, but this is a part of the game when you play it globally.

Chellappa: Okay, would it make sense to do it at least in Progeon?

Akshay Bhargava: I think Progeon has exactly the same kind of customer profile that Infosys does, you know, 80% of our revenues come from dollar based customers, but 20% of revenues do come in currencies other than dollar, which is really pound sterling at the moment.

Chellappa: Thank you.

Moderator: Thank you very much sir. Next in line, we have Mr. Pramod Gupta from ABN AMRO.

Pramod Gupta: Hi, congratulations on good results. A couple of small questions. Did I hear you right that you are likely to hire 3000 more people during the next six months?

Shibulal: Yes.

Pramod Gupta: Okay, another thing that I wanted to understand was what are progress on the new initiatives that we took about you know in the last two years in the new service areas, may be you know system integration, IT outsourcing, or infrastructure support, and you know something on BPO also, if you can just update?

Shibulal: See, if you look at our new services, which we introduced in the last three to four years, today we derive approximately 32-33% of our revenue from these services. These include package implementation, consulting, business process management, infrastructure management, system integration, solutions from those groups. So, we have done pretty well in the new service introduction. Also remember you know our service introduction cycle is about 18-24 months, and we are into the stage of rolling out the new services. We go through a fourth stage introduction process. And the system integration, as well as the infrastructure management services are in the fourth stage of rolling out to a wider range of customers.

Pramod Gupta: Okay. And finally, I wanted to understand how does the management see this visa restrictions or the number of visas coming down for H1 and typically hear from other companies that getting L1 visas is becoming little difficult. Do you see any impact may be two quarters down the line or may be in the future or you don’t think that it will be going to impact in any way?

Hema: Hi! You know, as you know, we have a larger percentage of H than L, so the current legislations that are existing in the US on the L, i.e. issues regarding the cap for L1 category, removal of blanket L1 etc, while important for us, don’t have as much impact for us because of the exposure on the H versus the L front. On the H front, we currently have about 4800 visas, 50% of those are utilized and people are at any point of time in the North Americas. We have a significant number in the pipeline as well. In addition, as you probably know that extensions and renewals don’t fall under the quota as well as portability should be higher people who have H1 in the US market, than the portability will not fall under the quota. And of course we also have processing green card where appropriate. So, we don’t see it having a very significant impact right now, but going forward, yes we are looking at it very closely, and of course we are also improving our processing time lines with in to ensure that we are able to meet our requirements.

Pramod Gupta: Thank you very much and all the best for the future.

Moderator: Thank you very much sir. Our next question comes from Mr. Deepen Shah of Doulat Capital.

Deepen Shah: Yeah, congratulations on a good performance during the quarter. I had just one query, like I just wanted to know if I heard Mohan right when he said that in the guidance which you have given, you have not included any gain on foreign exchange during the next two quarters?

Mohandas Pai: Yes.

Deepen Shah: So, this amount of about 18.8 crores which had accrued in the last quarter, have you considered it as no gain during the next two quarters?

Mohandas Pai: We have not considered any amount akin to what has been considered, what has been reported in the second quarter.

Deepen Shah: Okay, and just one small thing like could just give me the exact billing rates onsite and offshore during the quarter?

Mohandas Pai: Onsite for services, $131,100. Offshore, $53,400 on an annual basis.

Deepen Shah: Okay and comparative figures for the previous quarter?

Mohandas Pai: Comparative to the next quarter?

Deepen Shah: Previous quarter.

Mohandas Pai: Previous quarter, that is it good. 129,297 and 53,200.

Deepen Shah: Okay, thank you.

Moderator: Thank you very much sir. Next in line, we have Ms. Priya Rohira from Karvy Stock Broking.

Priya Rohira: Yeah, good afternoon sir, congratulations on good numbers. My question relates to the vertical performance basically. We have seen good improvement in the PBT margins for the financial services and the telecom domain. Is it implying that certain fixed price contract turning profitable? How do we see this as a trend in the telecom domain especially?

Mohandas Pai: Based on segment information that we give, I think it is there, if you look at the segment information, the profitability as per the reported segments are given there.

Priya Rohira: Yeah, what I am saying is there is an improvement in the PBT margins both for financial services and telecom domain. Especially with respect to telecom, do we see it sustaining or is it implying that what you mentioned earlier that certain productivity gains were observed in fixed priced contracts?

Mohandas Pai: See, if you see some differences in margin on a quarter-to-quarter basis, it could also reflect the level of utilization in those vertical domains. So, there is no hard and fast trend that we see. It is a part of the normal fluctuation for each quarter.

Priya Rohira: Okay, thank you sir. I have a question, which I will ask later.

Moderator: Thank you very much ma’am. Coming up next is a question from Mr. Sandeep of Tower Capital.

Sandeep: Yeah, sir, if you look at your H2 guidance over H1, we are planning a growth of 5.3 to 6.5, but if you look at the last three average quarter addition for the employee is around 1600. So, why we are so conservative on the growth as in the H1 what we have achieved sequentially over the past six months is around 12% and now what we are saying is 5.3 to 6.5?

Mohandas Pai: You must remember that this quarter is slightly slack quarter because of Christmas, right.

Sandeep: Okay.

Mohandas Pai: So, there is Christmas coming up. The west will be closed for a period of time, onsite when you work and you know New Year is closed, and the first quarter of next year is the beginning of the budgeting cycle. So, in the beginning of the budgeting cycle, it depends on how the work ramps up, so we have to wait and see. So, these are two important factors that we have to keep into account when we give guidance.

Sandeep: Okay, and if we look at the PAT growth for the H2 over H1, it is around 4% to 4.4%. So, it is lower than the sales growth. So, are we expecting the margin to be under pressure?

Mohandas Pai: We have said that the margin will be stable and we have given the guidance to say that. With the increase in revenues, the profitability will be constant. It means that we evened out, evened off some of the one time events that happened in this quarter, like the increase in income from exchange variation, like the increase in the amortization, the increase possibly in some of the provisioning, so that we even it out, and that is why we said despite a small growth uptake in the top numbers, the bottom line will remain the same, so also for the next quarter.

Sandeep: Okay. And sir can I get the offshore-onsite revenue mix for the total company as a whole?

Mohandas Pai: That figure is there on the fact sheet on the...

Sandeep: I believe that is for the services.

Mohandas Pai: Yeah.

Sandeep: Is there any change?

Mohandas Pai: Services, effort mix. You want the effort mix or the revenue mix?

Sandeep: Because sir, if you look at the June quarter revenue mix, it has been different from what we have got for in the last quarter.

Mohandas Pai: No, no, because last quarter we gave two kinds of revenue mixes, one for the corporation, one for services, and this quarter we have given it for services.

Sandeep: That is what I am asking. So, can I get it for the corporation?

Mohandas Pai: Yeah, just give us the email, we will send it to you.

Sandeep: Okay. Thank you very much.

Moderator: Thank you very much sir. Participants are requested to restrict to one question in the initial round of Q&A session. Next in line, we have Mr. Shekar from DSP Merrill Lynch.

Shekar: Hi, sir. I just wanted to know like if we look at the past two financial years, every time the Q2 billing rates is high as compared to Q1 and again this time it has happened. So, how come this time going forward, it is going to be different as compared to what it has been in the previous years that as Q3 the billing rates are flat and then they fall in Q4. So, is the expectation level changing in terms of the way the billing rates are going to perform in the coming quarters?

Mohandas Pai: I think the comparison fairly should be done between guidance for those quarters and guidance for this quarter. If you look at historical fact for those quarters and guidance for this quarter, obviously guidance is not a historical fact. So, you have to wait for history to repeat itself and then we will know what exactly is the figure. Because at this point of time, there are, when we give guidance, we have to build into the model the uncertainties to the extent that we understand exist in the market place.

Shekar: But why does it happen, say at least like three years can be seen as a, can be considered to be a trend where the Q2 billing rates are higher as compared to Q1?

Mohandas Pai: No, the problem in industry is that trends are something that are not permanent for all time to come because of various technological advances and very different market dynamics. So, you know, we have to wait, and you know, after all we are giving guidance and at this point of time when we look at guidance, you have to do some factoring in and then give the guidance.

Shekar: Okay, thanks a lot.

Moderator: Thank you very much sir. We have the next question from Mr. Trideep of UBS.

Trideep: Yeah, hi, congratulations to the management on the excellent results. My question is on this topic of MNC competition. Do you reckon that or have you built in your model that at some point in time these guys will, or rather do you think that these guys at some point in time will eat into the volume growth or will have an impact on the volume growth momentum that you are currently seeing as the game size? And secondly, what kind of, do you think, this will impact the wage pressure other than the normal wage pressure that you are seeing because of the surprise situations created otherwise because of the demands?

Nandan: Well I think there is enough volume to go around if you look at the, you know, the fact that many companies are looking at offshoring, so I think there is enough volume to go around and clearly our position, our pole position as a market and brand leader, you know, helps us in that. I think also in my view, the global majors have to contend with very difficult situation because if they don’t move aggressively on providing comparable capabilities, then they will lose more and more market share to us. On the other hand, if they move aggressively into offshoring, then their balance sheet will get disrupted and that will have huge implications on their cost structures, on their SG&A expenses, on their partner compensation, and other things. So, I think, they are really caught between two stools and we don’t think the volume growth is really going to be impacted. What is your other question?

Trideep: My other question is like, if you look at they coming into our, I mean, offshore space, are there anecdotal examples where you have gone against the MNC competition so to speak, and if you could provide some examples or some illustration of the same.

Nandan: Well, I mean, everyday we are winning deals against these guys. I mean, I don’t want to go into individual deals because we don’t like to divulge our customer names, and you know, all that stuff, but let me assure you that if you look at all the deals that we are winning and some of the major deals that we have won, they are all head-to-head against these guys.

Trideep: I actually was referring to regarding the scope of the contract which is not purely offshore application management kind of deals, but also into, like you know, system integration, consulting kind of area.

Nandan: No, no, our view is that offshore is not a type of service, it is a way of doing things, and every customer fulfillment service ultimately can be disaggregated and delivered from offshore.

Trideep: Sure. I was referring to application management versus consulting system integration kind of service offerings.

Nandan: No, I mean there are deals that we are not participating. I mean there are large deals that we are not even in the picture which involve major outsourcing of SI, IT like you know, what happened at Procter &Gamble or what happened at Deutsche Bank or what happened at ABN AMRO. I mean we are not really yet in that space, but in the space that we operate, we are competing across the line with these guys and winning very often.

Trideep: I see, anyway, thanks. Best of luck for the future.

Moderator: Thank you very much sir. The last question for this session comes from Mr. Supritam Basu of ICICI Securities.

Supritam Basu: Good afternoon gentlemen, glad could squeeze it in. Mohan, I think in the CNBC call, you mentioned that the cost of capital for the company is now 16%, was that correct?

Mohandas Pai: Yes.

Supritam Basu: Okay, my question is really this that you had a past cost of capital of 17% and your ROC and ROIC targets were 2x and 3x, and I mean as of market kind, I mean, as a risk premium as well as the cost of debt goes down, your cost of capital goes down as well. So, is that kind of an easy way for you from not tackling the cash on the balance sheet question?

Mohandas Pai: Now, that is a fabulous question. Yes, I mean, strategically it is a fabulous question. Does it mask your cash balance and your inefficiency, if at all?

Supritam Basu: Now you are putting words into my mouth.

Mohandas Pai: No, I can understand what you are thinking. So that you know when your cost of capital comes down, your returns comes down, but you still make your numbers twice or thrice. See, Supritam, life is all relative, right? Every thing is relative.

So, cost of capital comes down your earning expectation in terms of total returns also comes down, you cannot have a divergence when the cost of capital keeps going down and earning expectations keep going up, because it is in relation to what you can earn on the economy.

Supritam Basu: Okay, in which case, I mean, my only followup question would be that could we then also look at Infosys increasing its dividend pay out as we go forward?

Mohandas Pai: Now, that is a demand made by several of our shareholders and there is a increasing view held by analysts. So, you know, we discussed this in the board meetings, and I can assure you that I will place your view also before our board.

Supritam Basu: Thank you very much. Good luck gentlemen.

Mohandas Pai: Thank you Supritam.

Moderator: Thank you very much sir. At this moment, I would like to hand over the floor back to the Infosys management for final remarks.

Krishnan: Thank you Pratibha, we have come to end of this conference. I would like to thank each and every one of you for having taken the time and effort to participate. We value the questions that you have raised and we look forward to continuing to report to you on a quarterly basis. If you have any further questions, you can email to us. Looking forward to reporting to you in January. Thank you, bye bye.

Moderator: Ladies and gentlemen, thank you for choosing CyberBazaar’s conferencing service. That concludes this conference call. Thank you for your participation. You may now disconnect your lines. Thank you and have a nice day.